UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005
Commission File Number 001-16429

ABB Ltd
(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                                     .

This Form 6-K consists of the following:

1.	Press release of ABB Ltd (the “Company”), dated July 28, 2005, announcing the Company’s financial results for the second quarter ended June 30, 2005.
2.	Summary of financial information of the Company for six-months ended June 30, 2005

ABB Group Q2 results 2005

Press Release

Q2 net income of $126 million

•                  EBIT up 16 percent to $371 million on strong operational performance, despite a number of special charges

•                  Group orders grew 8 percent, revenues 10 percent

•                  Cash flow from operating activities at $168 million, up $280 million

2005 Q2 key figures (unaudited)

$ in millions		Q2 05	Q2 04(1)	Change(3)
Orders	Group	6,142	5,695	8%
	Power Technologies	2,819	2,714	4%
	Automation Technologies	3,264	2,881	13%
Revenues	Group	5,724	5,209	10%
	Power Technologies	2,399	2,242	7%
	Automation Technologies	3,151	2,689	17%
EBIT(2)	Group	371	321	16%
	Power Technologies	138	184	(25)%
	Automation Technologies	336	263	28%
	Non-core activities	(10)	2
	Corporate	(93)	(128)
EBIT margin	Group	6.5%	6.2%
	Power Technologies	5.8%	8.2%
	Automation Technologies	10.7%	9.8%
Loss from discontinued operations		(22)	(58)
Net income		126	89
Basic net income per share		0.06	0.04

(1) Adjusted to reflect the reclassification of the oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations in 2004.(2) Earnings before interest and taxes.(3) In U.S. dollars.

Zurich, Switzerland, July 28, 2005 – ABB reported higher orders, revenues, earnings before interest and taxes (EBIT) and net income in the second quarter of 2005 compared to the same quarter in 2004, resulting from continued growth in most markets and further progress in lifting operational efficiency.

EBIT increased 16 percent to $371 million, led by a strong performance from the Automation Technologies division (AT) which reported double-digit order, revenue and EBIT growth. Orders and revenues were also higher in the Power Technologies division (PT), but an expense of $66 million related to the consolidation of the transformer business, announced in June, reduced EBIT compared to the same quarter in 2004.

Additional costs of approximately $65 million for previously announced non-asbestos related regulatory and litigation costs – the majority of which was recorded in interest expense – further reduced profit in the quarter.

Despite these significant charges, net income rose 42-percent to $126 million compared to the same quarter in 2004 but was down from $199 million in the first quarter of 2005.

Cash inflow from operating activities increased by $280 million compared to the same quarter in 2004, mainly due to Non-core and Corporate activities.

“We had another quarter of strong operational performance, building on the momentum we saw at the beginning of the year,” said Fred Kindle, ABB President and CEO. “Although we took sizable provisions to improve the longer-term profitability of our transformer business and to cover litigation and regulatory costs, we were able to improve our profitability once more. Our focus remains on improving our business execution quickly and lifting operational efficiency even further.”

Second-quarter market overview

Demand for ABB’s products and services grew in most business areas during the second quarter of 2005. Continuing strong growth in base orders (less than $15 million) across almost all businesses areas indicates that underlying economic conditions remained favorable, and helped maintain ABB’s order backlog at high levels.

Power utilities in North America and Europe continued to invest in replacing and upgrading transmission and distribution equipment. In Asia, the Middle East and South America, utilities invested in new power infrastructure. There were fewer large power transmission orders in the quarter compared to the same period last year, leading to lower bookings from Asia, but longer-term growth drivers for these projects remain in place in all regions.

In line with the business cycle in most of ABB’s industrial customer segments, investments focused primarily on improving the efficiency of existing plants and equipment, and demand continued to grow in the oil and gas, minerals and metals, marine, chemicals and automotive markets. Demand continued to be weak in the pulp and paper and construction sectors. As in the power market, industrial customers focused spending on upgrading existing assets rather than greenfield investments. Industrial orders increased in all regions.

Summary of second quarter results

Orders received in the second quarter of 2005 grew 8 percent (local currencies: 4 percent) to $6,142 million. Base orders increased in almost all business areas and in all regions as demand continued to improve across most customer segments. This increase more than offset an approximately 50-percent decrease in large orders (over $15 million).

Base orders amounted to $5,691 million for the group, representing 93 percent of total orders, compared to 84 percent of total orders in the second quarter of 2004. The higher level of large orders in the second quarter of 2004 was due mainly to a $390-million high-voltage transmission line order in China in the Power Technologies division and a large robotics order in the U.S. in Automation Technologies.

Regionally(1), growth was strongest in the Americas, up 32 percent (local currencies: 26 percent) to $1,212 million, with utilities in North America continuing to invest in equipment upgrades and with most industrial sectors continuing to grow.

In Europe, orders grew 13 percent to $2,970 million (local currencies: 9 percent). PT orders were higher in both dollars and local currencies, led by higher product orders in western Europe and a large power transmission system order in eastern Europe. Orders were also higher for AT in both eastern and western Europe.

Orders in Asia decreased 9 percent to $1,449 million (local currencies: down 13 percent) in the second quarter of 2005. This was primarily the result of a large power transmission order in China received during the comparable quarter of 2004. However, PT’s base orders in China continued to grow. Total AT orders in Asia increased in the quarter as higher orders in India and several other countries more than made up for a small decrease in China.

(1) ABB’s regional reporting structure comprises four regions: Europe, Asia, the Middle East and Africa, and the Americas.

In the Middle East and Africa, orders were 6 percent lower in the second quarter at $511 million (local currencies: 8 percent lower), primarily reflecting lower large orders in the oil and gas business in Non-core activities and in the Power Technology Systems business area.

The order backlog for the group, including Non-core activities, at the end of the second quarter of 2005 was $12,832 million, down 1 percent compared to the end of the first quarter of 2005 (local currencies: up 3 percent). The combined order backlog for the two divisions amounted to $11,958 million at the end of June 2005, flat compared to the end of March 2005 (local currencies: up 4 percent).

Revenues in the second quarter amounted to $5,724 million, an increase of 10 percent (local currencies: 6 percent), reflecting the strong order backlog. Revenues were higher in most business areas and in all regions except the Middle East and Africa. The largest increase was in the Americas, up 17 percent (local currencies: 12 percent) to $1,020 million. Revenues in Asia increased 15 percent (local currencies: 11 percent) to $1,238 million, as an improvement in AT revenues more than offset a decrease in PT. Revenues in Europe improved 8 percent (local currencies: 4 percent) to $2,972 million. In the Middle East and Africa, revenues were down 4 percent to $494 million (local currencies: down 6 percent).

The revenue increase was mainly the result of higher volumes, although price increases were achieved in some product lines.

EBIT was $371 million in the second quarter of 2005, up 16 percent compared to the same period in 2004. The biggest improvement came from the Automation Technologies division, mainly the result of higher factory loading, ongoing productivity improvements and low-cost sourcing initiatives. EBIT in the Power Technologies division decreased, as productivity and capacity utilization improvements in some businesses and a net gain of approximately $10 million on the sale of property was more than offset by a charge of $66 million related to the consolidation program for the transformers business announced in June 2005 and a provision for potential regulatory expenses in the Power Technology Systems business.

Corporate costs were $35 million lower, as headquarters costs in several countries and in the Zurich head office were reduced compared to the year-earlier period. EBIT from Non-core activities decreased to a loss of $10 million from a profit of $2 million in the second quarter of 2004, as an asset write-down and charges related to potential litigation offset an improvement in the Building Systems business in Germany.

The EBIT margin in the second quarter rose to 6.5 percent from 6.2 percent in the same quarter of 2004. The EBIT margin in Automation Technologies increased to 10.7 percent from 9.8 percent. The EBIT margin in Power Technologies decreased to 5.8 percent from 8.2 percent in the year-earlier period.

Finance net(2) was a net expense of $95 million in the second quarter compared to $50 million in the second quarter of 2004. Included in finance net in the second quarter of 2005 is a one-time interest expense of approximately $40 million, the majority of which was related to litigation stemming from a fine levied against ABB in 1998

(2) Finance net is the difference between interest and dividend income and interest and other finance expense.

following violations of European Union competition rules in the district heating business (divested in 1999).

Tax expense amounted to $101 million (effective tax rate of approximately 37 percent) in the second quarter of 2005 compared to $96 million (effective tax rate of approximately 35 percent) in the second quarter of 2004. The higher effective tax rate is due primarily to the impact of the special charges recorded in the quarter.

The net loss in Discontinued operations amounted to $22 million, including a $6-million loss related to the sale of the power lines business in Germany and a $10-million expense on the mark-to-market treatment of the approximately 30 million ABB shares reserved to cover part of the company’s asbestos liabilities (please refer to the table in Appendix I on page 9 of this release for more information).

ABB’s net income for the second quarter was $126 million, compared to $89 million for the same period in 2004, despite charges in the quarter for the transformer consolidation, regulatory expenses and potential litigation, all totalling more than $130 million.

Balance sheet

Cash and marketable securities at the end of June 2005 amounted to $3.6 billion (excluding Discontinued operations), down from $3.7 billion at the end of March 2005.

At the end of June 2005, total debt (defined as total short and long-term borrowings) amounted to $4.9 billion, compared to $5.2 billion at March 31, 2005. The decrease reflects the strengthening of the U.S. dollar during the quarter, which had the effect of lowering the company’s reported debt when translating debt denominated in Euros and Swiss francs into U.S. dollars. Included in ABB’s total debt is approximately $200 million in bonds due for repayment in the third quarter of 2005.

As a result, net debt (total debt less cash and marketable securities) was $1.3 billion at the end of the second quarter of 2005, compared to $1.5 billion at the end of the first quarter of 2005.

Gearing, defined as total debt divided by total debt plus stockholders’ equity (including minority interest), was 60 percent at the end of June 2005, compared to 61 percent at the end of the previous quarter.

Stockholders’ equity (including minority interests) at June 30, 2005, was $3,333 million compared to $3,299 million at the end of March 2005.

Cash flow from operating activities*

(unaudited)

$ in millions	Q2 2005	Q2 2004	Change
Power Technologies	101	35	66
Automation Technologies	190	225	(35)
Non-core activities	(36)	(161)	125
Corporate	(87)	(211)	124
Net cash generated (used) from operating activities	168	(112)	280

*  Includes cash flows from items classified as Discontinued operations.

Net cash generated from operating activities for the group in the second quarter of 2005 increased by $280 million compared to the second quarter of 2004. The biggest improvements were in Non-core and Corporate activities.

The improved cash flow in Non-core activities reflects the large cash outflow in the second quarter of 2004 resulting from the reduction of approximately $100-million in securitization activities in preparation for the sale of the upstream oil and gas busines in July 2004.

In Corporate, cash flow improved due to lower costs, differences in the timing of securitization activities compared to the same quarter in 2004, and lower cash outflow related to asbestos payments ($12 million in the second quarter of 2005 compared to $28 million in the year-earlier period).

The two divisions reported cash generated in the quarter of $291 million, up $31 million compared to the same period in 2004. Cash flow in PT increased, with working capital as a percentage of revenue reduced further. Cash flow decreased in AT on higher working capital to support the strong revenue growth.

The reduction of securitization activities in the group reduced cash flow over the first six months of 2005 by approximately $150 million.

Asbestos

On March 21, 2005, ABB announced that it had reached agreement on certain settlement points that would form the basis for revised plans of reorganization for its U.S. subsidiaries, Combustion Engineering (CE) and ABB Lummus Global Inc., to resolve the asbestos claims of both companies following the U.S. Third Circuit Court of Appeals decision of December 2, 2004.

A revised CE Plan of Reorganization was filed with the U.S. Bankruptcy Court in Pittsburgh, Pennsylvania, on June 24, 2005. A hearing on the plan’s Disclosure Statement before the Bankruptcy Court is scheduled for August 19, 2005, after which the plan will be submitted to claimants for a vote of approval. ABB continues to work with the various parties to the settlement points in an effort to resolve all of the issues in a timely manner.

Group outlook

On June 30, 2005, ABB announced a four-year consolidation program for its global transformer business, which is expected to result in total charges of approximately $240 million over the period 2005 to 2008. Of that, some $120 million is expected to be incurred in 2005. As a result of these additional charges, and higher raw material costs, ABB revised the 2005 EBIT margin target for the Power Technologies division and, consequently, for the ABB group.

The new 2005 PT EBIT margin target is 6.8-7.3 percent. ABB lowered its 2005 group EBIT margin target to 6.6-7.1 percent from 7.7 percent.

The consolidation program has no impact on the 2005 EBIT margin target for the Automation Technologies division, which remains unchanged at 10.7 percent. Progress remains on track towards the previously communicated guidance on corporate costs (maximum $450 million for the full year 2005) and the operational performance of Non-core activities (break-even for the full year 2005).

ABB’s revenue growth targets also remain unchanged. From 2002 through to the end of 2005, ABB expects compound average annual revenue growth of 4 percent in local currencies. The Power Technologies division expects compound average annual revenue growth of 5.3 percent in local currencies. The Automation Technologies division expects compound average annual revenue growth of 3.3 percent in local currencies.

The company continues to reduce its financial obligations. The focus will be on creating the most value for the company by reducing overall financing costs and adjusting the risk profile of the debt portfolio.

Revenue and margin targets exclude major acquisitions, divestitures and business closures.

Release of new targets

ABB plans to publish new financial performance targets covering the period from 2006 to 2009 on September 6, 2005.

Divisional performance Q2 2005

Power Technologies

(unaudited)

$ in millions (except where indicated)	Q2 2005	Q2 2004(1)	Change
Orders	2,819	2,714	4%
Revenues	2,399	2,242	7%
EBIT	138	184	(25)%
EBIT margin	5.8%	8.2%

(1) Adjusted to reflect the move of activities to Discontinued operations in 2004.

A strong 17-percent increase in base orders in the Power Technologies division in the second quarter of 2005 (local currency increase: 14 percent) offset a drop in large orders that resulted from the award of a large power transmission order in China in the second quarter of 2004.

In the Power Technology Products business area, orders increased across all business units in both dollars and local currencies, led by transformers and medium-voltage products. Regionally, the strongest growth was in the Americas, attributable to continuing investments by utilities to replace and upgrade existing equipment. Orders grew for all business units in South America in the second quarter, indicating that the recovery seen in the region recently is continuing.

Investments by utilities in Europe to replace existing equipment led to higher orders in the region. In particular, orders for medium-voltage products and transformers increased at a double-digit pace in both dollars and local currencies. Orders were higher in eastern Europe across all business units.

In Asia, orders were higher in all business units, reflecting continuing demand from both utilities and industrial customers. Order growth continued in China but at a slower pace than the very high rates seen in 2004. Orders increased in the Middle East and Africa, mainly on higher demand for medium-voltage equipment.

In the Power Technology Systems business area, orders received were down more than 10 percent in both dollars and local currencies in the second quarter. Orders decreased in Asia compared to the second quarter of 2004, when a large order was booked for a power transmission link in China. Large orders were also down in the Middle East and Africa.

A power transmission order for a high-voltage direct current link between Finland and Estonia received in the quarter, valued at more than $100 million, helped increase

European orders. In the Americas, recovering investments in power infrastructure in South America, especially Brazil, compensated for the continuing low level of large project orders in North America.

The order backlog for the division at the end of the second quarter of 2005 amounted to $7,171 million, up 1 percent compared to the end of the previous quarter (local currencies: up 5 percent).

Revenues in the quarter were $2,399 million, 7 percent higher than the year-earlier period (local currencies: up 4 percent), mainly the result of higher volumes in the base business. Revenues were higher in both dollars and local currencies across all business units in Power Technology Products, with the strongest growth in Asia and the Americas. Revenues in Power Technology Systems were higher in dollars and flat in local currencies, with growth in western Europe and the Middle East offset by lower revenues in Asia.

Second-quarter EBIT decreased by 25 percent to $138 million compared to the year-earlier period, and was lower in both business areas. EBIT improvements in the high- and medium-voltage businesses, including a net gain of approximately $10 million on the sale of property, could not compensate for a charge of $66 million related to the consolidation program for the transformers business announced at the end of June 2005. The four-year program is expected to have a total cost of approximately $240 million, of which about $120 million is expected to be incurred in 2005. EBIT in the Power Technologies Products business area was also reduced by approximately $10 million as the result of higher raw material costs that could not be fully mitigated by price increases, supply management initiatives and other actions.

EBIT in the Power Technology Systems business area decreased, mainly due to a provision to cover potential regulatory expenses.

The EBIT margin for the Power Technologies division in the quarter decreased to 5.8 percent from 8.2 percent in the second quarter of 2004.

Cash flow from operating activities in the quarter amounted to $101 million, compared to $35 million in the same quarter in 2004, due to further improvements in working capital.

Automation Technologies

(unaudited)

$ in millions (except where indicated)	Q2 2005	Q2 2004(1)	Change
Orders	3,264	2,881	13%
Revenues	3,151	2,689	17%
EBIT	336	263	28%
EBIT margin	10.7%	9.8%

(1) Adjusted to reflect the move of activities to Discontinued operations in 2004.

Orders were higher in all business areas and regions in both dollars and local currencies, reflecting the continued growth in most of ABB’s industrial end markets around the world. In particular, higher base orders across all business areas more than compensated for lower large orders and are a sign that economic conditions remain positive.

The increase in orders in the Automation Products business area was driven mainly by higher demand for low- and medium-voltage drives, low-voltage breakers and switches and power electronics. Orders were up in all regions. In Asia, growth was led by China and India. In the Americas, orders increased in both South America and in the U.S.

European orders were led by the Nordic countries and most of eastern Europe, while growth was mixed in central Europe, partly reflecting the relatively weak construction market in Germany.

In Process Automation, orders improved by more than 10 percent in dollar and local currency terms in the second quarter compared to the same quarter in 2004. Orders were higher in all business units except for pulp and paper, where demand remains weak. Orders grew in all regions. In Asia, order growth in India and several other countries more than offset lower orders in China. Higher orders in the Americas were driven by growth of more than 10 percent in local currencies in North America, where a new emphasis on treating the region as a single market helped win a number of new orders. In Europe, order growth was driven by industrial demand in western Europe. Orders were flat in eastern Europe.

Orders were also higher in Manufacturing Automation, as a strong increase in base orders more than offset lower large project orders in the quarter. Orders in Asia showed the largest improvement, led by China. Orders were also higher in Europe, with an increase in eastern Europe making up for lower orders in western Europe. Orders were flat or lower in other regions.

The order backlog at the end of the second quarter remained at high levels, amounting to $4,787 million, a decrease of 3 percent (local currencies: up 2 percent) compared to the end of the previous quarter.

Revenues rose 17 percent (local currencies: 13 percent) to $3,151 million compared to the second quarter of 2004. Revenues were higher in all business areas in both dollars and local currencies, mainly reflecting higher volumes but also higher prices in some product business units to reflect higher raw material costs.

Regionally, the strongest revenue growth was in the Americas, Asia and Europe. Both China and India showed higher revenues in the quarter, while revenues from the U.S. rose more than 30 percent, reflecting the strong order backlog. In Europe, revenues were up more than 50 percent in eastern Europe and improved by almost 10 percent in local currencies in western Europe.

EBIT grew 28 percent to $336 million compared to the same quarter in 2004. It was the eleventh consecutive quarter of higher EBIT and revenues for Automation Technologies. EBIT growth was strongest in Process Automation, reflecting productivity gains and the effects of cost migration efforts in addition to higher revenues. EBIT also improved in Automation Products on higher revenues, improved factory loading, cost migration and productivity improvements. EBIT growth was flat in Manufacturing Automation, reflecting the non-recurrence of a gain on the disposal of a small unit in Sweden in the same quarter of 2004.

The division’s EBIT margin increased to 10.7 percent from 9.8 percent in the second quarter of last year.

Cash flow from operations for the division amounted to $190 million, down from $225 million in the second quarter of 2004, primarily the result of higher working capital needs resulting from strong revenue growth.

Non-core activities

(unaudited)

EBIT ($ in millions)	Q2 2005	Q2 2004(1)
Oil, gas and petrochemicals	13	13
Building Systems	(8)	(18)
Equity Ventures	1	16
Other non-core activities(2)	(16)	(9)
Total	(10)	2

(1) Adjusted to reflect the reclassification of the oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations in 2004.(2) Comprises mainly remaining Structured Finance and New Ventures activities.

The loss in Building Systems in the second quarter of 2005 is the result of costs associated with closing a number of projects in several countries. The business achieved a break-even operational result in Germany in the second quarter. In Equity Ventures, a $10-million write-down on the value of an equity investment and lower EBIT from other equity investments in the quarter lowered EBIT to break even. EBIT in the second quarter of 2005 was also impacted by a charge related to potential litigation in Other non-core activities.

Corporate

(unaudited)

EBIT ($ in millions)	Q2 2005	Q2 2004(1)
Headquarters/stewardship	(69)	(110)
Research and development	(24)	(22)
Other(2)	0	4
Total	(93)	(128)

(1) Adjusted to reflect the reclassification of the oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations in 2004. (2) Includes consolidation effects, real estate and treasury services.

Lower corporate costs in the second quarter of 2005 primarily reflect the ongoing efforts to cut headquarters spending at the local level as well as in the Zurich head office. Corporate costs in the year-earlier period included a capital gain of approximately $15 million on the sale of real estate, included in the line Other.

Appendix I

Discontinued operations (not included in EBIT)

(unaudited)

$ in millions	Q2 2005	Q2 2004(1)
Asbestos	(12)	10
Power lines	(6)	(13)
Other(2)	(4)	(55)
Net loss	(22)	(58)

(1) Adjusted to reflect the reclassification of the oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations in 2004.

(2) Comprises the divested reinsurance, upstream oil and gas businesses for 2004 and 2005, and metering and wind energy businesses in 2004.

Appendix II

ABB key figures Q2 2005

(unaudited)

				% change
$ in millions		Q2 2005	Q2 2004(1)	US$	Local
Orders	Group	6,142	5,695	8%	4%
	Power Technologies	2,819	2,714	4%	0%
	Automation Technologies	3,264	2,881	13%	10%
	Non-core activities	263	288	-9%	-13%
	Corporate	(204)	(188)
Revenues	Group	5,724	5,209	10%	6%
	Power Technologies	2,399	2,242	7%	4%
	Automation Technologies	3,151	2,689	17%	13%
	Non-core activities	383	476	-20%	-24%
	Corporate	(209)	(198)
EBIT(2)	Group	371	321	16%
	Power Technologies	138	184	-25%
	Automation Technologies	336	263	28%
	Non-core activities	(10)	2
	Corporate	(93)	(128)
EBIT margin	Group	6.5%	6.2%
	Power Technologies	5.8%	8.2%
	Automation Technologies	10.7%	9.8%
Net income		126	89

ABB key figures first six months 2005

(unaudited)

$ in millions		Jan-June 2005	Jan-June 2004(1)	% change
				US$	Local
Orders	Group	12,403	11,472	8%	3%
	Power Technologies	5,517	5,063	9%	4%
	Automation Technologies	6,788	5,876	16%	11%
	Non-core activities	530	907	-42%	-45%
	Corporate	(432)	(374)
Revenues	Group	10,812	9,737	11%	6%
	Power Technologies	4,547	4,073	12%	7%
	Automation Technologies	5,968	5,187	15%	10%
	Non-core activities	720	863	-17%	-23%
	Corporate	(423)	(386)
EBIT(2)	Group	762	568	34%
	Power Technologies	301	330	-9%
	Automation Technologies	643	479	34%
	Non-core activities	(1)	2
	Corporate	(181)	(243)
EBIT margin	Group	7.0%	5.8%
	Power Technologies	6.6%	8.1%
	Automation Technologies	10.8%	9.2%
Net income		325	90

(1) Adjusted to reflect the reclassification of the oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations in 2004.(2) Earnings before interest and taxes. See Summary Financial Information for more information.

More information

The 2005 Q2 results press release and presentation slides are available from July 28, 2005 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a telephone conference for journalists today starting at 10:00 a.m. Central European Time (CET). Callers from the UK should dial +44 20 7107 0611. From Sweden, dial +46 8 5069 2105, and from the rest of Europe, please dial +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 (1) 866 416 2558 (U.S./Canada). The code is 354, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (9:00 a.m. EST). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in ten minutes before the start of the conference call. The audio playback of the conference call will start one hour after the end of the call and be available for 96 hours. Playback numbers: +1 (1) 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 327 followed by the # key.

Future reporting dates

The remaining reporting date for quarterly results in 2005 is October 28 (changed from October 27, as originally announced).

ABB also plans to publish new financial performance targets covering the period from 2006 to 2009 on September 6, 2005.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 103,000 people.

Zurich, July 28, 2005

Fred Kindle, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including statements concerning the outlook, restructuring charges, and revenue and margin targets for our businesses and statements about the future process and expense of resolving asbestos liability. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd’s lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release. The important factors that could cause such differences include, among others, ABB’s ability to dispose of certain of our non-core businesses on terms and conditions acceptable to it, the terms and conditions on which asbestos claims can be resolved, the amount of revenues we are able to generate from backlog and orders received, trends in raw materials prices, economic and market conditions in the geographic areas and industries that are major markets for ABB’s businesses, market acceptance of new products and services, changes in governmental regulations and costs associated with compliance activities, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 719	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com

Summary Financial Information

June 2005

ABB Ltd
Summary Consolidated Income Statements

	Six months ended		Three months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions, except per share data)

Revenues	$10,812	$9,737	$5,724	$5,209
Cost of sales	(8,110)	(7,280)	(4,327)	(3,930)
Gross profit	2,702	2,457	1,397	1,279
Selling, general and administrative expenses	(1,963)	(1,866)	(1,008)	(948)
Amortization expense	(22)	(22)	(11)	(11)
Other income (expense), net	45	(1)	(7)	1
Earnings before interest and taxes	762	568	371	321
Interest and dividend income	85	76	47	45
Interest and other finance expense	(221)	(205)	(142)	(95)
Income from continuing operations before taxes and minority interest	626	439	276	271
Provision for taxes	(216)	(161)	(101)	(96)
Minority interest	(47)	(42)	(27)	(28)
Income from continuing operations	363	236	148	147
Loss from discontinued operations, net of tax	(38)	(146)	(22)	(58)
Net income	$325	$90	$126	$89

Basic earnings per share:
Income from continuing operations	$0.18	$0.12	$0.07	$0.07
Net income	$0.16	$0.04	$0.06	$0.04

Diluted earnings per share:
Income from continuing operations	$0.18	$0.12	$0.07	$0.07
Net income	$0.16	$0.04	$0.06	$0.04

ABB Ltd
Summary Consolidated Balance Sheets

	At June 30, 2005	At March 31, 2005	At December 31, 2004
	(unaudited)	(unaudited)	(audited)
	(in millions, except share data)
Cash and equivalents	$3,188	$2,614	$3,676
Marketable securities and short-term investments	387	1,037	524
Receivables, net	6,315	6,309	6,330
Inventories, net	3,148	3,169	2,977
Prepaid expenses and other	1,421	1,399	1,688
Assets held for sale and in discontinued operations	56	72	155
Total current assets	14,515	14,600	15,350
Financing receivables, non-current	1,033	1,137	1,233
Property, plant and equipment, net	2,648	2,824	2,981
Goodwill	2,495	2,553	2,602
Other intangible assets, net	408	449	493
Prepaid pension and other employee benefits	518	534	549
Investments and other	1,417	1,456	1,469
Total assets	$23,034	$23,553	$24,677

Accounts payable, trade	$4,008	$4,066	$4,272
Accounts payable, other	1,351	1,363	1,437
Short-term borrowings and current maturities of long-term borrowings	444	473	633
Accrued liabilities and other	5,992	6,013	6,436
Liabilities held for sale and in discontinued operations	107	160	290
Total current liabilities	11,902	12,075	13,068
Long-term borrowings	4,468	4,688	4,901
Pension and other employee benefits	1,489	1,519	1,551
Deferred taxes	892	946	953
Other liabilities	950	1,026	1,083
Total liabilities	19,701	20,254	21,556
Minority interest	287	305	297
Stockholders’ equity:
Capital stock and additional paid-in capital	3,083	3,083	3,083
Retained earnings	2,050	1,924	1,725
Accumulated other comprehensive loss	(1,949)	(1,875)	(1,846)
Less: Treasury stock, at cost (11,623,309 shares at June 30, 2005, and 11,611,529 shares at December 31, 2004)	(138)	(138)	(138)
Total stockholders’ equity	3,046	2,994	2,824
Total liabilities and stockholders’ equity	$23,034	$23,553	$24,677

ABB Ltd
Summary Consolidated Statements of Cash Flows

	Six months ended		Three months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Operating activities:
Net income	$325	$90	$126	$89
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	287	296	145	148
Provisions	61	(142)	102	9
Pension and post-retirement benefits	39	48	24	22
Deferred taxes	30	13	(1)	15
Net gain from sale of property, plant and equipment	(34)	(23)	(16)	(22)
Income before taxes from equity accounted companies	(53)	(33)	(20)	(15)
Minority interest	48	42	28	27
Loss on sale of discontinued operations	—	36	—	36
Other*	69	147	39	26
Changes in operating assets and liabilities:
Marketable securities (trading)	1	43	—	2
Trade receivables	(309)	(238)	(295)	(268)
Inventories	(537)	(372)	(196)	(31)
Trade payables	85	(20)	149	90
Other assets and liabilities, net	(54)	(127)	83	(240)
Net cash provided by (used in) operating activities	(42)	(240)	168	(112)

Investing activities:
Changes in financing receivables	109	51	54	72
Purchases of marketable securities (other than trading)	(828)	(1,630)	(114)	(144)
Purchases of property, plant and equipment	(180)	(235)	(101)	(137)
Acquisitions of businesses (net of cash acquired)	(13)	(16)	(6)	(10)
Proceeds from sales of marketable securities (other than trading)	937	1,562	742	872
Proceeds from sales of property, plant and equipment	32	63	10	52
Proceeds from sales of businesses (net of cash disposed)*	(43)	315	(7)	293
Net cash provided by investing activities	14	110	578	998

Financing activities:
Changes in borrowings	(210)	(1,754)	(25)	(671)
Treasury and capital stock transactions	—	(36)	—	—
Other*	(24)	(26)	(43)	(22)
Net cash used in financing activities	(234)	(1,816)	(68)	(693)

Effects of exchange rate changes on cash and equivalents	(226)	(27)	(93)	(10)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	—	212	(11)	119
Net change in cash and equivalents - continuing operations	(488)	(1,761)	574	302
Cash and equivalents beginning of period	3,676	4,783	2,614	2,720
Cash and equivalents end of period	$3,188	$3,022	$3,188	$3,022

Interest paid	$155	$185	$83	$101
Taxes paid	$145	$206	$26	$128

*      For reclassifications to the statements of cash flows see Note 1 – The summary consolidated financial statements and information.

ABB Ltd
Consolidated Statements of Changes in Stockholders’ Equity

			Accumulated other comprehensive loss
(in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain on available-for-sale securities	Minimum pension liability adjustment	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock, at cost	Total stockholders’ equity
Balance at January 1, 2004 (audited)	$3,067	$1,760	$(1,747)	$27	$(137)	$85	$(1,772)	$(138)	$2,917
Comprehensive income:
Net income		90							90
Foreign currency translation adjustments			(56)				(56)		(56)
Accumulated foreign currency translation adjustments allocated to divestments of businesses			32				32		32
Effect of change in fair value of available-for-sale securities				2			2		2
Minimum pension liability adjustments					—		—		—
Change in derivatives qualifying as cash flow hedges						(62)	(62)		(62)
Total comprehensive income									6
Balance at June 30, 2004 (unaudited)	$3,067	$1,850	$(1,771)	$29	$(137)	$23	$(1,856)	$(138)	$2,923

Balance at January 1, 2005 (audited)	$3,083	$1,725	$(1,708)	$12	$(206)	$56	$(1,846)	$(138)	$2,824
Comprehensive income:
Net income		325							325
Foreign currency translation adjustments			(51)				(51)		(51)
Effect of change in fair value of available-for-sale securities				—			—		—
Minimum pension liability adjustments					23		23		23
Change in derivatives qualifying as cash flow hedges						(75)	(75)		(75)
Total comprehensive income									222
Balance at June 30, 2005 (unaudited)	$3,083	$2,050	$(1,759)	$12	$(183)	$(19)	$(1,949)	$(138)	$3,046

ABB Ltd selected notes to summary consolidated financial information (unaudited)

(US$ in millions, except per share data)

Note 1  The summary consolidated financial statements and information

The summary consolidated financial information of ABB Ltd (the “Company”) is prepared in accordance with United States generally accepted accounting principles (US GAAP) and is presented in United States dollars ($) unless otherwise stated. Data for orders and number of employees are shown as additional information and are not required disclosures under US GAAP.

Amounts in prior periods have been reclassified to conform to the Company’s current presentation. Additionally, in the second quarter of 2005, the Company reclassified cash outflows of $38 million to investing activities associated with the sale of the upstream part of the Oil, Gas and Petrochemicals business (see Note 6 – Discontinued operations and businesses held for sale) of which $25 million were previously classified as operating activities and $13 million were previously classified as financing activities.

The par value of capital stock is denominated in Swiss francs (CHF).

The Company considers earnings before interest and taxes (operating income), which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest and loss from discontinued operations, net of tax, to be the most relevant measure of the Company’s and its divisions’ financial and operational performance. Accordingly, the Company evaluates itself and its divisions based on this measure.

The summary consolidated financial information should be read in conjunction with the December 31, 2004, financial statements contained in the ABB Annual Report 2004 and ABB Ltd Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

Note 2  Transformer business consolidation

On June 30, 2005, the Company announced its decision to consolidate its global transformer business, including closing certain plants and employment reductions, as a result of overcapacity, increasing raw material costs and a regional shift in demand.

In the second quarter of 2005, the Company recorded a charge of $66 million in cost of sales. This charge consisted of $48 million related to employee severance costs and $17 million related to inventory and long-lived asset impairments, and $1 million of estimated contract settlement costs.

The Company will continue to assess other potential losses and costs it might incur in relation to the program. These future costs are not yet accruable; however, the Company expects that additional costs will be incurred throughout the duration of the consolidation program. Liabilities totaling $49 million were established at June 30, 2005, associated with these charges and are expected to be settled by the end of 2006.

Note 3  Significant divestitures

In January 2004, the Company agreed to sell the upstream part of the Oil, Gas and Petrochemicals business (Upstream business) to a consortium of private equity investors consisting of Candover Partners Limited, JP Morgan Partners LLC and

3i Group PLC (collectively, the “Purchasers”). In July 2004, the Company completed the sale of the Upstream business for an initial purchase price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price adjusted for unfunded pension liabilities and changes in net working capital. On February 9, 2005, the Company and the Purchasers entered into a Settlement Agreement and Amendment (Settlement Agreement) finalizing the sales price. The Settlement Agreement also contains provisions to indemnify the Purchasers with respect to certain incomplete projects. The Company believes the provisions recorded for such indemnified projects are adequate.

During the fourth quarter of 2004, the Company reclassified most of its Power Lines business, part of the Power Technologies division, to discontinued operations. The businesses that have been reclassified are in Brazil, which was abandoned in the fourth quarter of 2004, and Nigeria and Italy, whose sales were completed in January and February 2005, respectively. Also reclassified is the Power Lines business in Germany, which the Company sold in July 2005.

Note 4  Restructuring programs

Step change program

In October 2002, the Company announced the Step change program. The goals of the Step change program were to increase competitiveness of the Company’s core businesses (see Note 12 – Segment and geographic data), reduce overhead costs and streamline operations by approximately $1 billion on an annual basis by 2005. At June 30, 2004, the Step change program was substantially complete.

Restructuring charges relating to workforce reductions, lease terminations and other exit costs associated with the Step change program are included in other income (expense), net.

Other

Certain restructuring programs were initiated primarily during 2003 at specified locations not included in the Step change program. The goals of these programs are to increase efficiencies by reducing headcount and streamlining operations. These programs are expected to increase productivity of the non-core businesses. Anticipated savings will be recognized through the strategic divestment of these operations.

Restructuring charges related to workforce reductions, lease terminations and other exit costs associated with these other programs are included in other income (expense), net. For the first half of 2005, termination benefits were paid to approximately 250 employees. Workforce reductions include production, managerial and administrative employees. Changes in management’s original estimate of the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net.

Restructuring liabilities consist of the following:

	Step change		Other
(in millions)	Workforce reduction	Lease terminations and other exit costs	Workforce reduction	Lease terminations and other exit costs	Total
Liability at December 31, 2004	$—	$39	74	$42	$155
Restructuring expense	—	1	4	—	5
Cash paid	—	(22)	(33)	(6)	(61)
Exchange rate differences	—	(5)	(4)	(1)	(10)
Changes in estimate	—	—	(3)	(1)	(4)
Liability at June 30, 2005	$—	$13	38	$34	$85

Note 5  Borrowings

The Company’s total borrowings outstanding at June 30, 2005, and December 31, 2004, amounted to $4,912 million and $5,534 million, respectively. The reduction in borrowings was primarily the result of movements in exchange rates and the repayment of bonds.

On July 4, 2005, the Company signed a new five-year, $2 billion multicurrency revolving credit facility and cancelled the previous three-year $1 billion facility that was due to expire in November 2006. No amounts were drawn at June 30, 2005, or December 31, 2004.

The new credit facility contains financial covenants in respect of minimum interest coverage and maximum net leverage. The Company is required to meet these covenants on a semi-annual basis, at June and December, beginning with June 30, 2005. Upon the Company obtaining an investment grade credit rating, the minimum interest coverage covenant will no longer be required. At June 30, 2005, the Company was in compliance with these covenants.

In May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, a component of the convertible bonds was accounted for as a derivative as the shares to be issued upon conversion were denominated in Swiss francs, while the bonds are denominated in U.S. dollars. A portion of the issuance proceeds was deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative were recorded through earnings and as an adjustment to the carrying value of the bonds. The allocation of a portion of the proceeds to the derivative created a discount on issuance, which was being amortized to earnings over the life of the bonds.

On May 28, 2004, bondholders voted in favor of the Company’s proposed amendment to the terms of the bonds whereby, if the bonds are converted, the Company will deliver U.S. dollar-denominated American Depositary Shares rather than Swiss franc-denominated ordinary shares. The conversion price was set at $9.03. As a result of this amendment, the Company is no longer required to account for a portion of the bonds as a derivative. Consequently, on May 28, 2004, the value of the derivative was fixed and the amount previously accounted for separately as an embedded derivative was considered to be a component of the carrying value of the bonds at that date. This carrying value is being accreted to the $968 million par value of the bonds as an expense in interest and other finance expense over the remaining life of the bonds. At June 30, 2005, the outstanding carrying value of the bonds was $905 million.

For the six months ended June 30, 2005, the Company recorded a charge in interest and other expense of $15 million in respect of the accretion of the bonds to par. This compares to an aggregate charge of $38 million for the six months ended June 30, 2004, which comprised a loss on the derivative of $16 million from January 1, 2004, up to the date of the bond amendment, and amortization of the discount on the bonds for the six months ended June 30, 2004, of $22 million.

For the three months ended June 30, 2005, the Company recorded a charge in interest and other expense of $8 million in respect of the accretion of the bonds to par. This compares to an aggregate charge of $3 million for the three months ended June 30, 2004, which comprised a gain from the change in fair value of the derivative of $7 million, offset by amortization of the discount on the bonds of $10 million.

Note 6  Discontinued operations and businesses held for sale

Discontinued businesses are accounted for in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. The balance sheet and income statement data for all prior periods presented are reclassified to present the financial position and results of operations of businesses meeting the criteria of SFAS 144 as discontinued operations. In addition, the balance sheet data for all prior periods presented are reclassified to present the financial position of businesses meeting the criteria of SFAS 144 as assets and liabilities held for sale. In the statements of cash flows, the amounts related to businesses with assets and liabilities held for sale and in discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, Statement of Cash Flows.

The following are divestments of businesses no longer pursued for strategic reasons and which are in line with the Company’s strategy to focus on Power Technologies and Automation Technologies.

During the first quarter of 2005, the Company sold its Power Lines business in Italy and Nigeria, part of the Power Technologies division. The Company also abandoned the Power Lines business in Brazil in the fourth quarter of 2004. On

July 1, 2005, the Company sold its Power Lines business in Germany. For these businesses the Company recorded losses of $9 million and $22 million, in loss from discontinued operations, net of tax, principally related to their results of operations, in the six months ended June 30, 2005, and June 30, 2004, respectively.

During the fourth quarter of 2004, the Company decided to sell its Foundry business, part of the Automation Technologies division. The Company plans to sell this business in 2005. For this business, the Company recorded losses of $0 million and $4 million, in loss from discontinued operations, net of tax, principally related to the results of operations of the business, in the six months ended June 30, 2005, and June 30, 2004, respectively.

In April 2004, the Company completed the sale of its Reinsurance business. During the six months ended June 30, 2004, the Company recorded a loss of $36 million in loss from discontinued operations, net of tax.

In January 2004, the Company agreed to sell the upstream part of the Oil, Gas and Petrochemicals business (Upstream business) to a consortium of private equity investors consisting of Candover Partners Limited, JP Morgan Partners LLC and 3i Group PLC (collectively, the “Purchasers”). In July 2004, the Company completed the sale of the Upstream business for an initial purchase price of $925 million. Net cash proceeds from the sale were approximately $800 million, reflecting the initial sales price adjusted for unfunded pension liabilities and changes in net working capital. On February 9, 2005, the Company and the Purchasers entered into a Settlement Agreement and Amendment (Settlement Agreement) finalizing the sales price. The Settlement Agreement also contains provisions to indemnify the Purchasers with respect to certain incomplete projects. The Company believes the provisions recorded for such indemnified projects are adequate. The Company recorded, in the six months ended June 30, 2004, a loss of $42 million in loss from discontinued operations, net of tax, principally related to the results of operation. In the six months ended June 30, 2005, the Company recorded losses of $3 million related to costs not covered by the provision established at closing.

In December 2002, the Company completed the sale of its Metering business to Ruhrgas Industries GmbH of Essen, Germany. Upon final settlement in 2004 the Company guaranteed the indemnification of certain contingencies. In the first quarter of 2005 upon reassessment of the provision related to the sale of this business the Company released $7 million as the Company determined them to no longer be necessary.

In addition, the Company has also reflected other minor operations as discontinued operations, as appropriate.

In loss from discontinued operations, net of tax, the Company also recorded an expense of approximately $28 million in the six months ended June 30, 2005, primarily related to the mark-to-market treatment of the approximately 30 million shares of the Company that are reserved for use with the pre-packaged plan of reorganization for Combustion Engineering, Inc, under Chapter 11 of the United States Bankruptcy Code (see Note 10 – Commitments and contingencies).

The loss from discontinued operations, net of tax, of $38 million recognized in the six months ended June 30, 2005, includes revenues of $51 million, principally related to the Power Lines and Foundry businesses. Revenues related to discontinued operations in the six months ended June 30, 2004, were $954 million, principally related to the Upstream, Power Lines and Foundry businesses.

The major components of assets and liabilities held for sale and in discontinued operations are summarized as follows:

(in millions)	At June 30, 2005	At December 31, 2004

Cash, marketable securities and short-term investments	$9	$9
Receivables, net	13	59
Inventories, net	10	16
Prepaid expenses and other	4	11
Goodwill and other intangible assets	—	6
Property, plant and equipment, net	19	50
Other assets	1	4
Assets held for sale and in discontinued operations	$56	$155

Accounts payable	$9	$49
Short-term borrowings and current maturities of long-term borrowings	1	2
Accrued liabilities and other	44	112
Long-term borrowings	16	18
Pensions and other employee benefits	34	82
Other liabilities, non-current	3	27
Liabilities held for sale and in discontinued operations	$107	$290

Note 7  Employee benefits

The net periodic benefit cost of pension benefits consists of the following:

	Pension benefits
	Six months ended		Three months ended
(in millions)	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Service cost	$100	$98	$48	$49
Interest cost	190	185	93	96
Expected return on plan assets	(187)	(162)	(93)	(86)
Amortization transition liability	1	—	—	—
Amortization of prior service cost	3	2	2	1
Amortization of net actuarial loss	21	18	10	7
Net periodic benefit cost	$128	$141	$60	$67

The net periodic benefit cost of other benefits was $15 million in the first half of 2005 and $7 million in the second quarter of 2005, compared to $20 million and $10 million in the first half and second quarter of 2004, respectively.

For the year ended December 31, 2004, net periodic benefit cost was $285 million and $37 million for pension benefits and other benefits, respectively.

The Company previously disclosed in its financial statements for the quarter ended March 31, 2005, that it expected to contribute $187 million to its pension plans and $29 million to its other benefit plans in 2005.

The Company plans to make discretionary additional funding of approximately $300 million during the second half of 2005.  Therefore, the Company anticipates contributing a total of approximately $490 million during 2005 to its pension plans.

For the six months ended June 30, 2005, $108 million and $13 million of contributions have been made to its pension plans and other postretirement plans, respectively.

Note 8  Earnings per share

Basic earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing income (loss) by the weighted-average number of shares outstanding during the year, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise: outstanding written call options, if dilutive; the securities issued under the Company’s employee incentive plans, if dilutive; and shares issuable in relation to outstanding convertible bonds, if dilutive.

In the 2005 periods presented, only the shares issuable in relation to the call options outstanding in connection with the Company’s December 2003 and December 2004 launches under the management incentive plan and in connection with the Company’s employee share acquisition plan were dilutive and therefore included in the computation of diluted earnings (loss) per share.

In the 2004 periods presented, only the shares issuable in relation to the call options outstanding in connection with the Company’s December 2003 launch under the management incentive plan were dilutive and therefore included in the computation of diluted earnings (loss) per share.

The shares issuable in relation to the $968 million aggregate principal amount of convertible unsubordinated bonds due 2007 and the shares issuable in relation to the CHF 1,000 million aggregate principal amount of convertible unsubordinated bonds due 2010 were excluded from the computation of diluted earnings per share in all periods presented, as their inclusion would have been antidilutive.

	Six months ended		Three months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	(in millions, except per share data)
Basic earnings (loss) per share
Income from continuing operations	$363	$236	$148	$147
Loss from discontinued operations, net of tax	(38)	(146)	(22)	(58)
Net income	$325	$90	$126	$89

Weighted average number of shares outstanding	2,028	2,028	2,028	2,028

Basic earnings (loss) per share:
Income from continuing operations	$0.18	$0.12	$0.07	$0.07
Loss from discontinued operations, net of tax	(0.02)	(0.08)	(0.01)	(0.03)
Net income	$0.16	$0.04	$0.06	$0.04

	Six months ended		Three months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	(in millions, except per share data)
Diluted earnings (loss) per share
Income from continuing operations	$363	$236	$148	$147
Loss from discontinued operations, net of tax	(38)	(146)	(22)	(58)
Net income	$325	$90	$126	$89

Weighted average number of shares outstanding	2,028	2,028	2,028	2,028
Dilution from call options	2	1	3	1
Diluted weighted average number of shares outstanding	2,030	2,029	2,031	2,029

Diluted earnings (loss) per share:
Income from continuing operations	$0.18	$0.12	$0.07	$0.07
Loss from discontinued operations, net of tax	$(0.02)	$(0.08)	$(0.01)	$(0.03)
Net income	$0.16	$0.04	$0.06	$0.04

Note 9  Stock-based compensation

The Company has certain employee incentive plans under which it offers stock and stock-based securities to employees. The Company accounts for such stock and stock-based securities using the intrinsic value method of APB Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, as permitted by Statement of Financial Accounting Standards No.123 (SFAS 123), Accounting for Stock Based Compensation. All stock-based securities were issued with exercise prices greater than or equal to the market prices of the stock on the dates of grant. Accordingly, the Company has recorded no compensation expense related to these securities, except in circumstances when a participant receives appreciation rights or ceases to be employed by a consolidated subsidiary, such as after a divestment by the Company. Based on the criteria of Company’s performance incentive share plan and in accordance with APB 25 variable accounting treatment, the Company recorded no compensation expense for the stock offered under this plan in the first half and second quarter of 2005.

The following table illustrates the effect on net income and on income per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. Fair value of the stock and stock-based securities offered to employees was determined on the date of grant by using a dynamic proprietary option-pricing model.

	Six months ended		Three months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	(in millions, except per share data)

Net income, as reported	$325	$90	$126	$89
Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(4)	(4)	(2)	(2)
Pro forma net income	$321	$86	$124	$87

Basic and diluted income per share:
Basic - as reported	$0.16	$0.04	$0.06	$0.04
Basic - pro forma	$0.16	$0.04	$0.06	$0.04

Diluted - as reported	$0.16	$0.04	$0.06	$0.04
Diluted - pro forma	$0.16	$0.04	$0.06	$0.04

Note 10  Commitments and contingencies

On March 21, 2005, the Company announced that it had reached agreement on certain settlement points that would form the basis for revised plans of reorganization for its U.S. subsidiaries, Combustion Engineering (CE) and ABB Lummus Global Inc., to resolve the asbestos claims of both companies following the U.S. Third Circuit Court of Appeals decision of December 2, 2004.

A revised CE Plan of Reorganization was filed with the U.S. Bankruptcy Court in Pittsburgh, Pennsylvania, on June 24, 2005. A hearing on the plan’s Disclosure Statement before the Bankruptcy Court is scheduled for August 19, 2005, after which the plan will be submitted to claimants for a vote of approval. The Company continues to work with the various parties to the settlement points in an effort to resolve all of the issues in a timely manner.

Note 11  New accounting pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement No.123(R) (SFAS 123R), Share-Based Payment, which replaces SFAS 123 and APB 25, Accounting for Stock Issued to Employees, and requires the Company to measure compensation cost for all share-based payments at fair value. On April 14, 2005, the U.S. Securities and Exchange Commission announced the adoption of a new rule that amends the compliance dates for SFAS 123R. As a result of this announcement, the Company plans to adopt SFAS 123R as of January 1, 2006. The Company will recognize share-based employee compensation cost from January 1, 2006, as if the fair-value based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and for any awards that were not fully vested as of the effective date. Based on currently existing share-based compensation plans, the Company does not expect the adoption of SFAS 123R to have a material impact on its financial position or results of operations.

In March 2005, the Financial Accounting Standards Board issued Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143. FIN 47 clarifies that the term conditional asset retirement obligation as used in Financial Accounting Standards Board Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, the Company may be required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation is to be recognized when incurred—generally upon acquisition, construction, or development and/or through the normal operation of the asset. The Company will implement FIN 47 in the fourth quarter of 2005 and is currently in the process of evaluating the impact of FIN 47 on its financial position and results of operations, if any. The adoption of FIN 47 may result in a cumulative change in accounting principle.

At the June 15–16, 2005 Emerging Issues Task Force (EITF) meeting, the EITF reached a consensus on Issue No. 05-5 (EITF 05-5), Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements), that the Financial Accounting Standards Board ratified on June 29, 2005.  Altersteilzeit (ATZ) is an early retirement program designed to create an incentive for employees, within a certain age group, to leave their employers before the legal retirement age.  The issue addresses how to account for salary and bonus components as well as subsidies earned from the government. EITF 05-5 is effective for the first quarter of 2006 and any impact will be reported as a change in accounting estimate effected by a change in accounting principle as described in paragraph 19 of Statement 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3.  The Company is currently in the process of evaluating the impact, if any, of EITF 05-5.

Note 12  Segment and geographic data

The Company is structured into two core divisions: Power Technologies, which employed approximately 40,900 people at June 30, 2005, and Automation Technologies, which employed approximately 56,300 people at June 30, 2005. The remaining operations of the Company are grouped in Non-core activities and Corporate activities.

•                              The Power Technologies division produces transformers, switchgear, breakers, capacitors, cables and other products and technologies for high and medium-voltage applications. It serves electric, gas, and water utilities as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. The division’s principal customers are electric, gas and water utilities, owners and operators of power transmission systems, utilities that own or operate networks and owners and operators of power generating plants. Other customers include gas transmission companies, local distribution companies and multi-utilities, which are involved in the transmission or distribution of more than one commodity. The division also serves industrial and commercial customers, such as operators of large commercial buildings and heavy industrial plants.

•                              The Automation Technologies division provides products, systems, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low voltage products. These technologies are sold to customers of the automotive, cement, chemical, distribution, electronics, food and beverage, life sciences, marine, metals, mining, paper, petroleum, printing and telecommunications industries with application-specific power and automation technology.

•                              Non-core activities include the Company’s remaining Oil, Gas and Petrochemicals business (which consists of a full service engineering company which, in addition to having expertise in engineering, procurement and construction projects, also licenses process technologies in the refining, chemical, petrochemical and polymer fields); the Company’s remaining Building Systems business (which designs, builds and maintains complete installations for industrial, infrastructure and commercial facilities, integrating products manufactured by the Power Technologies and Automation Technologies divisions, as well as those from third-party suppliers); and other remaining non-core businesses (Equity Ventures, Structured Finance, New Ventures, Customer Service, Logistic Systems, and Semiconductors).

•                              Corporate includes Headquarters, Central Research and Development, Real Estate, Group Treasury Operations and the Financial Advisory business.

The Company evaluates performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes, minority interest, and loss from discontinued

operations, net of tax. In accordance with Statement of Financial Accounting Standards No.131, Disclosures about Segments of an Enterprise and Related Information, the Company presents division revenues, depreciation and amortization, earnings before interest and taxes and capital expenditures. The Company accounts for inter-division sales and transfers as if the sales and transfers were to third parties, at current market prices.

Segment data

	Orders received
	Six months ended		Three months ended
(in millions)	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Power Technologies	$5,517	$5,063	$2,819	$2,714
Automation Technologies	6,788	5,876	3,264	2,881
Non-core activities	530	907	263	288
Corporate(1)	(432)	(374)	(204)	(188)
Total	$12,403	$11,472	$6,142	$5,695

	Revenues
	Six months ended		Three months ended
(in millions)	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Power Technologies	$4,547	$4,073	$2,399	$2,242
Automation Technologies	5,968	5,187	3,151	2,689
Non-core activities	720	863	383	476
Corporate(1)	(423)	(386)	(209)	(198)
Total	$10,812	$9,737	$5,724	$5,209

	Earnings before interest and taxes
	Six months ended		Three months ended
(in millions)	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Power Technologies	$301	$330	$138	$184
Automation Technologies	643	479	336	263
Non-core activities	(1)	2	(10)	2
Corporate(1)	(181)	(243)	(93)	(128)
Total	$762	$568	$371	$321

	Depreciation and amortization
	Six months ended		Three months ended
(in millions)	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Power Technologies	$96	$106	$48	$54
Automation Technologies	139	145	68	72
Non-core activities	12	8	7	3
Corporate	40	37	22	19
Total	$287	$296	$145	$148

	Capital expenditures(2)
	Six months ended		Three months ended
(in millions)	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Power Technologies	$67	$58	$39	$30
Automation Technologies	72	80	35	35
Non-core activities	4	7	2	4
Corporate	17	15	8	9
Total	$160	$160	$84	$78

	Number of employees(3)
	June 30, 2005	December 31, 2004
Power Technologies	40,900	41,100
Automation Technologies	56,300	54,700
Non-core activities	4,500	5,100
Corporate	1,400	1,600
Total	103,100	102,500

Geographic data

	Orders received (4)
	Six months ended		Three months ended
(in millions)	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Europe	$6,077	$5,936	$2,970	$2,636
The Americas	2,371	1,776	1,212	919
Asia	2,860	2,862	1,449	1,597
Middle East and Africa	1,095	898	511	543
Total	$12,403	$11,472	$6,142	$5,695

	Revenues (4)
	Six months ended		Three months ended
(in millions)	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Europe	$5,566	$5,117	$2,972	$2,746
The Americas	1,908	1,707	1,020	870
Asia	2,317	1,969	1,238	1,080
Middle East and Africa	1,021	944	494	513
Total	$10,812	$9,737	$5,724	$5,209

(1) Includes adjustments to eliminate inter-division transactions.

(2) Capital expenditures reflect purchases of fixed tangible assets.

(3) Number of employees includes employees in businesses that have been classified as discontinued operations and are shown in the segment that such businesses were part of prior to their classification as discontinued operations.

(4) Orders received and revenues have been reflected in the regions based on the location of the customer, which may be different from the   ultimate destination of the products’ end use.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 28, 2005	By:	/s/ Francois Champagne
	Name:	Francois Champagne
	Title:	Group Vice President and Senior
Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel